UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ADVERUM BIOTECHNOLOGIES, INC.

(Name of Subject Company (issuer))

FLYING TIGERS ACQUISITION CORPORATION

(Offeror)

a direct wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00773U207

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Emily Oldshue

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 7, 2025 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Flying Tigers Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Adverum Biotechnologies, Inc., a Delaware corporation (“Adverum”), in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement to be entered into by and among Lilly, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired, as scheduled, at one minute past 11:59 p.m., Eastern Time, on December 8, 2025 (the “Expiration Time”), and was not extended. The Depositary has advised Lilly and Purchaser that, as of the Expiration Time, a total of 16,493,335 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and will cause the Depository to pay, as promptly as practicable, for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Lilly expects to complete its acquisition of Adverum on December 9, 2025 through the merger of Purchaser with and into Adverum, without a vote of Adverum’s stockholders and in accordance with Section 251(h) of the DGCL, and in accordance with, and subject to the terms of, the Merger Agreement, with Adverum continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Lilly.

Following the consummation of the Merger, all Shares will be delisted from The Nasdaq Capital Market. Lilly and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Adverum’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Lilly on December 9, 2025 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)*	Press Release issued by Eli Lilly and Company on December 9, 2025

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2025	FLYING TIGERS ACQUISITION CORPORATION

/s/ Jonathan R. Haug
Name: Jonathan R. Haug
Title: President

ELI LILLY AND COMPANY

/s/ Jonathan Groff
Name: Jonathan Groff
Title: Associate Vice President and Assistant General Counsel